UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING





(Check One): [] Form 10-K  [ ] Form 11-K  [ ] Form 20-F  [X] Form 10-Q
[ ] Form N-SAR

         For Period Ended:  June 30, 2002
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         [ ] Transition Report on Form 10-K
         [ ] Transition Report on Form 20-F
         [ ] Transition Report on Form 11-K
         [ ] Transition Report on Form 10-Q
         [ ] Transition Report on Form N-SAR
         For the Transition Period Ended:___________________________________

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                Nothing in this form shall be construed to imply
                      that the Commission has verified any
                          information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

QUADRAMED CORPORATION
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Full Name of Registrant

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Former Name if Applicable

22 PELICAN WAY
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Address of Principal Executive Office (Street and Number)

SAN RAFAEL, CALIFORNIA 94901
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City, State and Zip Code



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PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[ ]    (a)      The reason described in reasonable detail in Part III of
                this form could not be eliminated without unreasonable effort or expense;

[X]    (b)      The subject annual report, semi-annual report, transition
                report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[  ]   (c)      The accountant's statement or other exhibit required by
                Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra Sheets if Needed)

         On August 12, 2000, the registrant announced that it would carry out a restatement of its consolidated financial statements for the fiscal years ended December 31, 2000 and 2001 and for the interim period ended March 31, 2002. Due to this restatement, the Form 10-Q for the period ended June 30, 2002, could not be filed by the registrant within the prescribed time period.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Jack Ripsteen                (415)             482-2211
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         (Name)                       (Area Code)       (Telephone Number)
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(2)      Have all other periodic reports required under Section 13 or 15(d)
         of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
         [X] Yes [ ] No
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(3)      Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         See attachment.
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                           QUADRAMED CORPORATION
                (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:    August 12, 2002                    By: /s/ Michael H. Lanza
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                                            Michael H. Lanza
                                            Executive Vice President and
                                            Corporate Secretary


                                 ATTACHMENT

PART IV -- OTHER INFORMATION



The restatement principally relates to the following items:

         o Changes in revenue recognition on software term licenses and the deferral of revenue on certain software sales.

         o The timing and classification of certain non-recurring charges from prior years.

         o Recognition of other than temporary impairment of QuadraMed's equity investment in VantageMed Corporation (Nasdaq SmallCap: VMDC).

         o The decline in cash surrender value of insurance policies associated with SERP and Split-Dollar obligations to former management.

         o The reclassification of certain previously reported discontinued operations to income from continuing operations.

         o Certain severance expenses due to accelerated vesting of restricted stock in 2000.